SECURITIE[...]SION

02021209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 40563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MichaelAngelo, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue, 26th Floor
(No. and Street)

New York (City) New York (State) 10167 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. Wekselblatt (212) 692-2296
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MichaelAngelo, L.P.

Statement of Assets and Liabilities
December 31, 2001

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2002
143
WASH., D.C.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Partners of
MichaelAngelo, L.P.:

In our opinion, the accompanying statement of assets and liabilities, including the condensed schedule of investments, presents fairly, in all material respects, the financial position of MichaelAngelo, L.P. (the "Partnership") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. The statement of assets and liabilities is the responsibility of the General Partner on behalf of the Partnership; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by the General Partner on behalf of the Partnership, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

February 15, 2002

PricewaterhouseCoopers LLP

MichaelAngelo, L.P.
Statement of Assets and Liabilities
December 31, 2001

Assets	
Cash	$ 5,307
Receivable from brokers	5,961,136
Investments owned (includes $549,517,175 which has been pledged), at fair value	639,414,091
Interest and dividends receivable	2,420,641
Other assets	2,787
Total assets	$ 647,803,962
Liabilities and Partners' Capital	
Securities sold, but not yet purchased, at fair value	$ 360,809,007
Payable to brokers	37,880,795
Withdrawals payable to partners	14,623,736
Contributions received in advance	4,500,000
Interest and dividends payable	501,691
Accrued expenses and other liabilities	109,918
Total liabilities	418,425,147
Partners' capital	229,378,815
Total liabilities and partners' capital	$ 647,803,962

The accompanying notes are an integral part of this statement of assets and liabilities.

MichaelAngelo, L.P.
Condensed Schedule of Investments
December 31, 2001

Shares or Principal Amount	Classification	Percentage of Partners' Capital	Fair Value
	Investments owned		
	Warrants		
	United States		
-	Miscellaneous*	0.01%	$ 35,047
	Technology	1.05%	2,398,770
	Total warrants (cost $3,995,998)	1.06%	2,433,817
	Preferred stocks		
	United States		
	Chemicals		
18,710	Hercules Trust II 6.5% CV PFD	3.37%	7,725,207
	Aerospace Manufacturing		
104,900	Northrop Grumman 7.29% CV PFD E	5.09%	11,685,860
	Broadcasting		
624,300	Cox Communications 7% CV PFD	15.02%	34,442,631
232,700	Cablevision Systems Corp. 6.5% 11/14/05	4.51%	10,355,150
	Cable Television		
360,750	Adelphia Communications 5.5% & 7.5% CV PFD	7.46%	17,110,075
	Cellular Telecommunications		
1,002,100	Sprint/PCS Corp. 7.125% CV PFD	11.10%	25,463,361
	Consumer Services	1.54%	3,543,755
	Defense		
109,100	Raytheon Co. 8.25% CV PFD	2.65%	6,082,325
	Electric Equipment		
462,900	Citizens Comm. 6.75% CV PFD	4.70%	10,785,570
	Electronics		
169,900	Motorola Inc. 7% CV PFD	3.46%	7,941,126
	Energy		
266,500	Utilicorp United 9.75% CV PFD	3.17%	7,275,450
	Funeral Services	1.07%	2,462,100
	Insurance		
14,000	MetLife Inc. 8% CV PFD	0.61%	1,388,800
	Miscellaneous*	0.55%	1,276,526
	Office Equipment		
129,900	Xerox Corp. 7.5% Pfd. 144A 11/27/21	3.93%	9,013,761
	Oil and Gas		
643,800	Kerr-McGee Corp. 5.5% CV PFD	10.66%	24,457,962
	Other	3.33%	7,637,055
	Paper Manufacturing	4.57%	10,458,954
	Telecommunications	3.65%	8,338,747

*Includes industries that are individually less than 1% of Partners' Capital.

The accompanying notes are an integral part of this statement of assets and liabilities.

Shares or Principal Amount	Classification	Percentage of Partners' Capital	Fair Value
	Preferred stocks (continued)		
	Utilities		
466,900	AES Trust PFD Ser III 6.75%	7.04%	$ 16,154,740
251,000	Dominion Resources 9.5% CV PFD	6.53%	14,989,720
864,688	PP&L Corp. 7.75% 5/18/04 CV PFD	7.41%	16,991,119
327,800	TXU Corp. 8.75% 11/16/04 CV PFD	7.37%	16,904,646
225,000	Calpine Cap II 5.5% 2/05 CV PFD	4.31%	9,878,280
162,800	Cinergy Corp. 9.50% CV PFD	3.92%	8,986,560
410,400	CMS Energy Corp. 7.25% CV PFD	4.70%	10,773,000
450,000	Duke Energy Corp. 8% and 8.25%	5.04%	11,566,500
	Total preferred stocks (cost $310,951,119)	136.76%	313,688,980
	Options held		
	United States (cost $1,737,305)	0.46%	1,063,484
	Common stocks		
	Canada (cost $352,985)	0.11%	255,464
	United States		
	Miscellaneous*	2.18%	5,007,324
	Semiconductors	1.45%	3,316,667
	Technology	1.12%	2,575,372
	Total United States (cost $12,688,139)	4.75%	10,899,363
	Total common stocks (cost $13,041,124)	4.86%	11,154,827
	Long-term debt securities		
	United States (cost $187,622)	0.02%	39,770
	Other debt instruments		
	United States		
	Retail (cost $3,772,258)	1.64%	3,767,619
	Convertible long-term debt securities		
	Italy (cost $763,649)	0.27%	630,421
	United Kingdom		
	Miscellaneous*	1.30%	2,971,700
	Insurance	3.96%	9,075,400
	Internet	3.12%	7,167,931
	Total United Kingdom (cost $25,689,382)	8.38%	19,215,031

*Includes industries that are individually less than 1% of Partners' Capital.

The accompanying notes are an integral part of this statement of assets and liabilities.

MichaelAngelo, L.P.
Condensed Schedule of Investments
December 31, 2001

Shares or Principal Amount	Classification	Percentage of Partners' Capital	Fair Value
	Convertible long-term debt securities (continued)		
	United States		
	Advertising		
10,050,000	Omnicom Group 0% 2/7/31	4.52%	$ 10,364,519
	Broadcasting		
13,000,000	Clear Channel Communications 2.625%	5.81%	13,325,000
4,000,000	Jacor Communications 0% 2/9/18	0.87%	1,990,000
	Other	3.39%	7,779,521
	Construction	2.13%	4,894,476
	Consumer Services		
9,500,000	Cendant Corp. 0% 5/4/21	4.16%	9,544,689
	Other	2.46%	5,633,171
	Cruise Lines		
14,100,000	Carnival Corp. 0% 10/24/21 144A	3.31%	7,596,375
4,000,000	Carnival Corp. 2% 4/15/21	1.73%	3,965,000
	Other	0.70%	1,604,252
	Data Processing	1.96%	4,504,500
	Electronics		
18,000,000	Solectron Corp. 0% 5/6/20	4.18%	9,585,000
	Other	2.13%	4,887,227
	Financial Services		
12,000,000	Household International Inc. 0% 8/2/21	4.25%	9,753,739
	Hotel Management	1.76%	4,034,873
	Insurance		
21,300,000	American International Group 0.5% 11/9/31	5.79%	13,287,105
	Internet	2.85%	6,529,552
	Machinery	2.53%	5,796,627
	Healthcare	7.65%	17,539,039
	Miscellaneous*	3.98%	9,133,209
	Oil and Gas	2.14%	4,920,000
	Pharmaceuticals	3.27%	7,508,063
	Telecommunications		
11,850,000	Echostar Communications 4.875% 1/1/07	4.64%	10,635,375
7,067,000	Telefonos Mexico 4.25% 6/4	3.91%	8,957,423
	Other	4.07%	9,346,491
	Utilities		
3,800,000	Calpine Corp. 4% 12/26/06 144A	1.92%	4,408,000
	Total United States (cost $206,778,798)	86.11%	197,523,226
	Total convertible long-term debt securities (cost $233,231,829)	94.76%	217,368,678

*Includes industries that are individually less than 1% of Partners' Capital.

The accompanying notes are an integral part of this statement of assets and liabilities.

MichaelAngelo, L.P.
Condensed Schedule of Investments
December 31, 2001

Shares or Principal Amount	Classification	Percentage of Partners' Capital	Fair Value
	Investments in limited partnerships/ companies		
	British Virgin Islands (cost $1,481,469)	0.88%	$ 2,019,853
	Cayman Islands		
	Other		
	Leonardo, L.P.		
	The Partnership's share of investments held through Leonardo, L.P. which exceed 5% of the Partnership's net assets, are individually identified below, while other investments are aggregated		
	Warrants		
	United States		
100,945	RSA Security 10/17/06	0.42%	959,886
	Long-term debt securities		
	United States		
9,250,000	RSA Security 7% 10/17/24	5.72%	13,130,692
	Convertible long-term debt		
	United States		
12,520,000	Bell Atlantic Financial 4.25%	5.47%	12,535,650
187,800	Electronic Data Systems Corp. 7.625% CV PFD	4.61%	10,563,750
18,750,000	Roche Holdings Inc. 0% 7/25/21	4.11%	9,421,875
6,000,000	Security Capital Group 6.5% 3/27/16	2.88%	6,595,800
	Preferred stocks		
	United States		
479,900	Kerr-McGee Corp. 5.5% CV PFD	7.95%	18,231,461
776,200	MetLife 8% CV PFD	33.57%	76,999,040
644,800	TCI Page Communications 5% CV PFD	43.35%	99,441,656

*Includes industries that are individually less than 1% of Partners' Capital.

The accompanying notes are an integral part of this statement of assets and liabilities.

Shares or Principal Amount	Classification	Percentage of Partners' Capital	Fair Value
	Investments in limited partnerships/ companies (continued)		
	Common stocks sold, but not yet purchased		
	United States		
(4,836,921)	AT&T Corp.	38.26%	$ (87,741,747)
(405,250)	Devon Energy Corp.	6.83%	(15,662,912)
(154,700)	Electronic Data Systems Corp.	4.62%	(10,604,685)
(48,150)	Kerr McGee Corp.	1.15%	(2,638,620)
(2,313,400)	MetLife Inc.	31.95%	(73,288,512)
(31,527)	Roche Holding Inc.	0.98%	(2,253,559)
(664,313)	RSA Security Inc.	5.06%	(11,598,905)
(14,020)	Solectron Corp.	0.07%	(158,146)
(195,000)	Security Capital Group	2.17%	(4,947,150)
	Long-term debt securities sold, but not yet purchased		
	United States		
(12,650,000)	Verizon Global 6.75% 12/1/05	5.79%	(13,285,030)
	Other	27.11%	62,176,519
	Total Leonardo, L.P. (18.84% owned) (cost $85,822,890)	38.31%	87,877,063
	Total investments in limited partnerships/ companies (cost $87,304,359)	39.19%	89,896,916
	Total investments owned (cost $654,221,614)	278.75%	$ 639,414,091
	Securities sold, but not yet purchased		
	Options written		
	United States		
	Telecommunications		
202	AT&T Corp.	0.01%	$ 20,200
	Utilities		
900	Calpine Corp.	0.09%	195,750
	Miscellaneous	0.39%	900,887
	Total options written (proceeds $1,010,923)	0.49%	1,116,837

*Includes industries that are individually less than 1% of Partners' Capital.

The accompanying notes are an integral part of this statement of assets and liabilities.

MichaelAngelo, L.P.
Condensed Schedule of Investments
December 31, 2001

Shares or Principal Amount	Classification	Percentage of Partners' Capital	Fair Value
	Convertible long-term debt securities		
	United States		
	Oil	1.29%	$ 2,950,500
	Miscellaneous*	1.01%	2,334,875
	Semiconductor	1.39%	3,182,348
	Total convertible long-term debt securities (proceeds $9,913,882)	3.69%	8,467,723
	Government bonds		
	U.S. Treasury Notes (proceeds $5,732,578)	2.50%	5,745,000
	Common stocks		
	Italy (proceeds $4,149,250)	1.85%	4,247,202
	Switzerland (proceeds $458,630)	0.20%	451,973
	United Kingdom (proceeds $495,189)	0.23%	529,127
	United States		
	Advertising		
93,120	Omnicom Group	3.63%	8,320,272
	Aerospace Manufacturing		
86,540	Northrop Grumman Corp.	3.80%	8,724,097
	Broadcasting		
169,000	Cablevision Systems Corp.	3.50%	8,019,050
134,229	Clear Channel Communications	2.98%	6,833,598
571,300	Cox Communications	10.44%	23,943,183
	Other	0.79%	1,832,437
	Cable Television		
368,300	Adelphia Communications Corp.	5.01%	11,483,594
	Cellular Telecommunications		
828,754	Sprint/PCS Corp.	8.82%	20,229,884
	Other	0.35%	801,450
	Chemicals		
391,900	Hercules Inc.	1.71%	3,919,000
	Consumer Services		
192,180	Cendant Corp.	1.64%	3,768,650
	Other	4.55%	10,418,992
	Cruise Lines		
275,770	Carnival Corp.	3.38%	7,743,622
	Other	0.25%	584,171
	Defense		
167,700	Raytheon Co.	2.37%	5,445,219
	Electronics		
627,381	Citizens Communications Co.	2.92%	6,687,881
351,200	Motorola Inc.	2.30%	5,275,024
300,000	Solectron Corp.	1.48%	3,384,000
	Other	1.64%	3,782,959

*Includes industries that are individually less than 1% of Partners' Capital.

The accompanying notes are an integral part of this statement of assets and liabilities.

MichaelAngelo, L.P.
Condensed Schedule of Investments
December 31, 2001

Shares or Principal Amount	Classification	Percentage of Partners' Capital	Fair Value
	Common stocks (continued)		
	Energy		
269,120	Utilicorp United Inc.	2.95%	$ 6,773,750
	Financial Services		
33,990	Household International Inc.	0.86%	1,969,381
	Healthcare	3.37%	7,731,576
	Hotel Management	1.41%	3,236,259
	Insurance		
102,000	American International Group	3.53%	8,098,800
38,600	MetLife Inc.	0.53%	1,222,848
	Internet	3.01%	6,909,678
	Machinery	2.02%	4,641,864
	Miscellaneous*	5.41%	12,408,334
	Office Equipment		
642,800	Xerox Corp.	2.92%	6,697,976
	Oil and Gas		
535,408	Devon Energy Corp.	9.02%	20,693,210
	Other	1.95%	4,449,140
	Paper	3.41%	7,830,859
	Pharmaceuticals	1.41%	3,232,326
	Semiconductors	1.65%	3,781,116
	Technology	2.85%	6,539,791
	Telecommunications		
175,140	Echostar Communications	2.10%	4,811,096
252,865	Telefonos Mexico	3.86%	8,855,332
	Other	3.67%	8,425,290
	Utilities		
496,850	AES Corp.	3.54%	8,123,498
578,190	Calpine Corp.	4.23%	9,707,810
213,500	Cinergy Corp.	3.11%	7,137,305
165,600	CMS Energy Corp.	1.73%	3,979,368
178,500	Dominion Resources	4.68%	10,727,850
220,000	Duke Energy Corp.	3.77%	8,637,200
278,774	PP&L Resources Inc.	4.24%	9,715,274
268,247	TXU Corp.	5.51%	12,647,846
	Other	0.04%	69,285
	Total United States (proceeds $345,167,842)	148.34%	340,251,145
	Total common stocks (proceeds $350,270,911)	150.62%	345,479,447
	Total securities sold, but not yet purchased (proceeds $366,928,294)	157.30%	$ 360,809,007

*Includes industries that are individually less than 1% of Partners' Capital.

The accompanying notes are an integral part of this statement of assets and liabilities.

1. **Organization**

MichaelAngelo, L.P. (the "Partnership") is a Delaware limited partnership, which was organized on October 7, 1988, became a member of the National Association of Securities Dealers, Inc. on March 20, 1989, and commenced operations on May 30, 1989. The Partnership conducts trading activities principally utilizing convertible hedging strategies.

Angelo Gordon & Co., L.P., a Delaware limited partnership, is the Partnership's General Partner pursuant to the limited partnership agreement.

2. **Significant Accounting Policies**

Transactions in securities and options are recorded on a trade-date basis.

Investments owned and securities sold, but not yet purchased, are stated at quoted market values or at estimated fair value for certain other positions for which there is a limited market, with the resulting unrealized gains and losses reflected in income. The fair values assigned by the General Partner are determined in good faith and are based on available information using, among other things, quotations provided by outside brokers and counterparties, and pricing models using quoted inputs, and do not necessarily represent the amounts which might ultimately be realized.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

Certain option contracts for which market quotations are not readily available are valued at their fair values determined in good faith in accordance with the procedures adopted by the General Partner. Such procedures include obtaining counterparty quotes and utilizing pricing models using quoted inputs. These inputs may include specific yield curves, volatility quotes and indices.

Investments owned include investments in limited partnerships/companies that are accounted for at fair value using the equity method of accounting.

Interest income is accrued and recognized on the debt of those issuers who are currently paying. For those issuers who are in default, interest is not accrued and is only recognized when received.

Dividend income on investments owned and dividends paid on securities sold, but not yet purchased, are recognized on the ex-dividend date.

This statement of assets and liabilities was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of assets and liabilities. Actual results could differ from those estimates.

The Partnership itself is not subject to income taxes; each partner is individually liable for income taxes, if any, on their proportionate share of the Partnership's net taxable income.

3. Financial Instruments

In the normal course of its activities, the General Partner may employ derivative financial instruments, including options and warrants. The clearing brokers may serve as counterparties to the Partnership's various derivative transactions. These derivatives are predominantly used for managing the risk associated with the portfolio of investments, and in certain circumstances for trading purposes. The Partnership is a party to certain financial instruments with off-balance-sheet risk in the normal course of trading securities.

Securities sold, but not yet purchased, represent obligations of the Partnership to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. In addition, if an option written by the Partnership is exercised, then the Partnership would be obligated to purchase the security in the market at the prevailing price. Accordingly, these transactions involve, to varying degrees, elements of market risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased or options exercised, may exceed the amount recognized in the statement of assets and liabilities. Market risk is the potential loss the Partnership may incur as a result of changes in the market value of a particular investment. Credit risk is the possibility that a loss may occur from the failure of a counterparty to make payments according to the terms of a contract.

The primary strategy of the Partnership is convertible arbitrage. A convertible arbitrage strategy is one in which the Partnership owns a bond or preferred stock which is convertible into the underlying equity of the issuer. To hedge its risk, the Partnership typically sells the underlying equity of the issuer short.

Through Leonardo, L.P., the Partnership enters into credit default swaps as part of its investment strategies. Credit default swaps involve the exchange of cash flows based on the creditworthiness of the underlying issuer of securities. Such transactions are stated at fair value as a component of the Partnership's investment in Leonardo, L.P. In addition, through Leonardo, L.P., the Partnership also participates in various trading strategies including the purchase of certain convertible bonds, convertible preferred stock, and bond options which give the right to purchase or obtain securities sold short at a fixed purchase or conversion price. Due to the Partnership's interest in Leonardo, L.P. the Partnership's risks are limited to its investment in Leonardo, L.P.

4. Receivable from and Payable to Brokers

Receivable from brokers represent monies on deposit and unsettled trades with the Partnership's clearing brokers. Interest is earned on credit balances and paid on debit balances maintained at the clearing brokers.

A portion of investments owned serve as collateral for margin account debit balances and therefore may be re-hypothecated by the clearing broker. The Partnership is subject to credit risk should the clearing brokers be unable to pay any receivable or return the Partnership's securities.

Included in payable to brokers are amounts due to the Partnership's floor brokers. In addition, securities sold short, but not yet purchased reflect short sales executed through the clearing brokers. Securities sold, but not yet purchased are collateralized by the Partnership's securities owned to the extent that it is necessary.

5. Net Capital Requirement

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Partnership is subject to the Uniform Net Capital Rule (the "Rule") adopted and administered by the Securities and Exchange Commission (the "SEC"). The Partnership has elected to compute its net capital under the alternative method of the Rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000, or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Rule 15c3-3). At December 31, 2001, the Partnership had net capital of $34,508,626 which exceeded the minimum requirement of $250,000 by $34,258,626.

6. Management Fee

The General Partner receives a management fee from the Partnership generally equal to 2% per annum of the Partnership's net asset value calculated quarterly. The General Partner can vary the terms of an investment in the Partnership for any limited partner investing at least $25 million. At December 31, 2001, $15,738 of management fees payable to the General Partner is included in accrued expenses and other liabilities.

7. Performance Allocation

Annual net income or loss is allocated pro rata among all partners on the basis of capital account balances at the beginning of the applicable period. The addition or withdrawal of a partner results in the beginning of a new period. The General Partner is entitled to a performance allocation of 20% of each limited partner's pro rata share of annual net income generally in excess of a 15% cumulative annual preferred return on the opening capital account balance after recovering net losses, if any, from prior years. The General Partner can vary the terms of an investment in the Partnership for any limited partner investing at least $25 million.

8. Subsequent Events

As of January 2, 2002, limited partners' contributed capital in the Partnership increased by $11,470,000, of which $4,500,000 was received prior to year end.

The Partnership may relinquish its broker/dealer registration with the SEC in 2002. In addition, the General Partner is contemplating certain changes to the limited partnership agreement in 2002.